Filed by Power & Digital Infrastructure Acquisition II Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Power & Digital Infrastructure Acquisition II Corp.

Commission File No. 001-41151

Montana Technologies Enters Joint Commercialization Agreement Term Sheet with Carrier Global to Provide Carbon-Reducing Cooling Technology for Key Global Markets

Montana's AirJoule Technology Aims to Reduce Power Consumption and Carbon Emission, While Reducing or Eliminating the Use of Refrigerants

Includes $10 Million Growth Equity Investment Conditional Commitment from Carrier Following Montana's Recent Agreements with CATL and BASF

Carrier to Nominate Member to Board of Post-Combination Entity Following the Merger Between Montana and Power & Digital Infrastructure Acquisition II Corp.

RONAN, Mont., Jan. 8, 2024 /PRNewswire/ -- Montana Technologies LLC ("Montana"), today announced entry into a binding term sheet related to a commercial collaboration with Carrier Global Corporation (NYSE: CARR), global leader in intelligent climate and energy solutions, to develop and commercialize Montana's transformational AirJoule dehumidification and cooling technology. In connection with the commercial collaboration, Montana has, subject to the satisfaction of certain milestones, granted Carrier the exclusive right to commercialize the AirJoule technology into HVAC equipment in the Americas for a period of three years.

In addition, Carrier has conditionally committed $10 million in growth equity into Montana to foster commercialization of AirJoule. This investment follows strategic partnerships that Montana has entered into with BASF, the largest chemical producer in the world, and CATL, the world's largest lithium-ion electric battery manufacturer.

"We are humbled and honored to have received such a strong vote of confidence in our technology and vision," said Matt Jore, CEO of Montana Technologies. "This partnership and investment represent further proof that both parties are committed to reducing energy consumption, cost and carbon footprint, and we expect that together these transactions will greatly accelerate the speed at which we can bring our innovative approach to market."

AirJoule is a transformational dehumidification technology that substantially improves air conditioning efficiency. AirJoule systems utilize a self-regenerating pressure swing adsorption method to harvest water and thermal energy from air. The proprietary method and design, when used for evaporative cooling by harvesting its own water from air, can reduce electricity consumption as compared to conventional air conditioning cooling systems, resulting in a corresponding reduction in carbon emissions as well as a reduction, or in some cases elimination, of refrigerants.

"At Carrier, we are committed to investing in both sustainable and disruptive solutions that will better our planet for generations to come," said Ajay Agrawal, Senior Vice President, Business Development, Global Services, & Chief Strategy Officer. "Our partnership with Montana Technologies, and our future collaboration to commercialize its AirJoule technology, marks another step forward in this commitment."

Carrier will also receive the right to nominate a member to the board of directors of the post-combination entity following the merger between Montana and Power & Digital Infrastructure Acquisition II Corp. ("XPDB") (NASDAQ: XPDB, XPDBU, XPDBW). Montana announced on June 5, 2023, that it will combine with XPDB and list on the NASDAQ under the ticker AIRJ following the merger. The transaction is expected to close in the first quarter of 2024, subject to the satisfaction or waiver of customary closing conditions, including the approval of XPDB stockholders.

Pat Eilers, CEO of XPDB, said, "Montana's partnership with a global industry leader such as Carrier paves the way and completes Montana's go-to-market strategy in HVAC and provides end market customers and the public markets confidence in and access to Montana's breakthrough technology."

About Montana Technologies
Montana Technologies is an atmospheric thermal energy and water harvesting technology company that provides efficient and sustainable air conditioning and pure water from air through its transformational AirJoule technology. For more information, visit  www.mt.energy.

About Power & Digital Infrastructure Acquisition II Corp
Power & Digital Infrastructure Acquisition II Corp is a blank check company incorporated in Delaware for the purpose of effecting a merger, capital stock exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Forward Looking Statements
Certain statements in this press release may be considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and within the meaning of the federal securities laws with respect to the Proposed Business Combination between XPDB and Montana Technologies, including statements regarding the benefits of the Proposed Business Combination, the anticipated timing of the Proposed Business Combination, the likelihood and ability of the parties to successfully consummate the Proposed Business Combination, the amount of funds available in the trust account as a result of shareholder redemptions or otherwise, the amount of funds to be invested by Carrier, the impact, cost and performance of the AirJouletm technology once commercialized, the services offered by Montana Technologies and the markets in which Montana Technologies operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and XPDB's or Montana Technologies' projected future results. These forward-looking statements generally are identified by the words "believe," "predict," "project," "potential," "expect," "anticipate," "estimate," "intend," "strategy," "future," "forecast," "opportunity," "plan," "may," "should," "will," "would," "should," "will be," "will continue," "will likely result," and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of XPDB securities; (ii) the risk that the Proposed Business Combination may not be completed by XPDB's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by XPDB; (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of the Proposed Business Combination by XPDB's stockholders, the satisfaction of the minimum aggregate transaction proceeds amount following redemptions by XPDB's public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the failure to obtain financing to complete the Proposed Business Combination and to support the future working capital needs of Montana Technologies; (v) the effect of the announcement or pendency of the Proposed Business Combination on Montana Technologies' business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of Montana Technologies and potential difficulties in Montana Technologies' employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against XPDB or Montana Technologies related to the agreement and the Proposed Business Combination; (viii) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (ix) the ability to maintain the listing of the XPDB's securities on the NASDAQ; (x) the price of XPDB's securities, including volatility resulting from changes in the competitive and highly regulated industries in which Montana Technologies plans to operate, variations in performance across competitors, changes in laws and regulations affecting Montana Technologies' business and changes in the combined capital structure; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Business Combination, including the possibility of cost overruns or unanticipated expenses in development programs, and the ability to identify and realize additional opportunities; (xii) the enforceability of Montana Technologies' intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (xiii) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in XPDB's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on the website of the Securities and Exchange Commission (the "SEC") at www.sec.gov and other documents filed, or to be filed with the SEC by XPDB, including the Registration Statement (as defined below). The foregoing list of factors is not exhaustive. There may be additional risks that neither XPDB or Montana Technologies presently know or that XPDB or Montana Technologies currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in XPDB's definitive proxy statement contained in the Registration Statement, including those under "Risk Factors" therein, and other documents filed by XPDB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and XPDB and Montana Technologies assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither XPDB nor Montana Technologies gives any assurance that either XPDB or Montana Technologies will achieve its expectations.

Additional Information about the Proposed Transaction and Where to Find It
In connection with the Proposed Business Combination, XPDB has filed a registration statement on Form S-4 (the "Registration Statement") that includes a preliminary prospectus and preliminary proxy statement of XPDB. The definitive proxy statement/final prospectus and other relevant documents will be sent to all XPDB stockholders as of a record date to be established for voting on the Proposed Business Combination and the other matters to be voted upon at a meeting of XPDB's stockholders to be held to approve the Proposed Business Combination and other matters (the "Special Meeting"). XPDB may also file other documents regarding the Proposed Business Combination with the SEC. The definitive proxy statement/final prospectus will contain important information about the Proposed Business Combination and the other matters to be voted upon at the Special Meeting and may contain information that an investor will consider important in making a decision regarding an investment in XPDB's securities. Before making any voting decision, investors and security holders of XPDB and other interested parties are urged to read the Registration Statement and the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the Proposed Business Combination.

Investors and security holders will also be able to obtain free copies of the definitive proxy statement/final prospectus and all other relevant documents filed or that will be filed with the SEC by XPDB through the website maintained by the SEC at www.sec.gov, or by directing a request to XPDB, 321 North Clark Street, Suite 2440, Chicago, IL 60654, or by contacting Morrow Sodali LLC, XPDB's proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation
XPDB, Montana Technologies and certain of their respective directors, executive officers may be deemed participants in the solicitation of proxies from XPDB's stockholders with respect to the Proposed Business Combination. A list of the names of those directors and executive officers of XPDB and a description of their interests in XPDB is set forth in XPDB's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the Registration Statement regarding the Proposed Business Combination when it becomes available. The documents described in this paragraph are available free of charge at the SEC's website at www.sec.gov, or by directing a request to XPDB, 321 North Clark Street, Suite 2440, Chicago, IL 60654. Additional information regarding the names and interests of such participants will be contained in the Registration Statement for the Proposed Business Combination when available.

No Offer and Non-Solicitation
This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of XPDB, Montana Technologies or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Press Contact
Andy Maas; Daniel Yunger
Kekst CNC
MTMediaInquiries@kekstcnc.com

SOURCE Montana Technologies; XPDB